3200 Cherry Creek Drive South, Suite 720

Denver, Colorado 80209

August 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky, Suzanne Hayes, Julie Sherman and Kevin Vaughn

Re:	Vitro Biopharma, Inc.
Registration Statement on Form S-1
Filed on July 17, 2023
File No. 333-267366
WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentleman:

Please refer to the acceleration request (the “Acceleration Request”) submitted on August 4, 2023 by Vitro Biopharma, Inc., in which we requested acceleration of the effective date of the above-referenced Registration Statement on Form S-1 to August 8, 2023, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw the Acceleration Request.

If you have any questions regarding this request, please contact Scott Berdan of Polsinelli PC, our outside counsel, at (303) 583-8235.

Thank you for your assistance with this matter.

Sincerely,

VITRO BIOPHARMA, INC.

/s/ Nathan Haas
Name:	Nathan Haas
Title:	Chief Financial Officer

cc:	Scott Berdan, Esq., Polsinelli PC
Tyler Weigel, Esq., Polsinelli PC
Shashi Khiani, Esq., Polsinelli PC